[redacted]

08029266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GALEN CORPORATION SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 GREENSBORO DRIVE SUITE 225
(No. and Street)

McLEAN (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK G. BECSLEY 703-893-0021 EXT 102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARUE CORRIGAN & McCORMICK LLP
(Name – *if individual, state last, first, middle name*)

5959 TOPANGA CANYON BLVD STE 180 (Address) WOODLAND HILLS (City) CA (State) 91367 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK G. BEESLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GALEN CORPORATION SECURITIES INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

[signature]
Signature

PRESIDENT / CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALEN CORPORATION SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007
with Independent Auditors' Report

TABLE OF CONTENTS

LaRUE, CORRIGAN & McCORMICK LLP
Certified Public Accountants

5959 Topanga Canyon Boulevard, Suite 180
Woodland Hills, California 91367
Telephone 818-587-9300
Facsimile 818-347-0904
lcmcpa.com

ROBERT LaRUE 818-587-9302 MIKE McCORMICK 818-587-9303
KEN TEASDALE 818-587-9305 JACK CORRIGAN 818-587-9301

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Galen Corporation Securities, Inc.

We have audited the accompanying statement of financial condition of Galen Corporation Securities, Inc. (the Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Galen Corporation Securities, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan & McCormick LLP

February 8, 2008

Galen Corporation Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

Assets		
Current assets:		
Cash (Note 2)	$	58,937
Total assets	$	58,937
Liabilities and shareholder's equity		
Current liabilities:		
Accrued expenses	$	10,500
Due to parent (Note 3)		19,999
Total liabilities		30,499
Commitments		
Shareholder's equity:		
Common stock, par value $.001 per share, authorized 100,000,000 shares, none issued		-
Additional paid in capital		34,250
Accumulated deficit		(5,812)
Total Shareholder's equity		28,438
Total liabilities and shareholder's equity	$	58,937

See independent auditors' report and accompanying notes

Galen Corporation Securities, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007

Note 1 – Organization

Galen Corporation Securities, Inc. (the Company) was formed as a Nevada corporation on November 7, 2006 for the purpose of providing various financial advisory services.

Galen Capital Corporation (the Parent) is the sole owner of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Balances - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2007.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Accordingly, the Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial reporting and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates.

Note 3 – Due to Parent

During 2007, the Company entered into an expense sharing agreement with the Parent and Galen Capital Group LLC (the Sister Company). The Sister Company currently holds a lease with the landlord that owns the property that all three companies reside in. However, the Parent Company is solely responsible for paying the rent and any other occupancy expenses associated with the Company and the Sister Company. The Company recognizes a liability monthly for the occupancy expenses allocated to it, as well as various other overhead expenses. The amount due to the Parent Company at December 31, 2007 was $19,999.

Note 4– Related Party Transactions

During the year ended December 31, 2007, the Company engaged in various transactions with its sole shareholder. The Company shared a portion of occupancy and other overhead expenses with the Parent (see Note 3).

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

The following summarizes the Company's net capital surplus at December 31, 2007:

Net capital	$28,438
Required net capital	5,000
Net capital surplus	$23,438
Net capital ratio	1.07 to 1

END